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                                                    OMB Number:      3235-0145
                                                    Expires: December 31, 1997
                                                    Estimated average burden
                                                    hours per response...14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                          Markwest Energy Partners LP.
                    .........................................
                                (Name of Issuer)

                                  COMMON STOCK
                    .........................................
                         (Title of Class of Securities)

                                    570759100
                    .........................................
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)                   PAGE 1 OF 8


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
CUSIP NO. 570759100                 13G                        PAGE 2 OF 8 PAGES
.................................................................................
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         (A)    KAYNE ANDERSON CAPITAL ADVISORS, L.P.          - 95-4486379
         (B)    RICHARD A. KAYNE                               - ###-##-####
.................................................................................
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]
.................................................................................
 3       SEC USE ONLY
.................................................................................
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         IS A CALIFORNIA LIMITED PARTNERSHIP
.................................................................................
                                    5       SOLE VOTING POWER

NUMBER OF                                   0
SHARES                              ............................................
BENEFICIALLY                        6       SHARED VOTING POWER
OWNED BY                                    (A) 838,900
EACH REPORTING                              (B) 838,900
PERSON WITH                         ............................................
                                    7       SOLE DISPOSITIVE POWER
                                            0

                                    ............................................
                                    8       SHARED DISPOSITIVE POWER
                                            (A) 838,900
                                            (B) 838,900
.................................................................................
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
           (A) 838,900
           (B) 838,900
.................................................................................
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
.................................................................................
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         (A)10.98%
         (B)10.98%
.................................................................................
12       TYPE OF REPORTING PERSON*
         (A) IA
         (B) IN
.................................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  United States
                       Securities and Exchange Commission
                                  Schedule 13G

*********************

Item 1.    (a)    Issuer:                 Markwest Energy Partners LP
           (b)    Address:                155 Inverness Drive West, Suite 200
                                          Englewood, CO  80112

Item 2.    (a)    Filing Persons:         Kayne Anderson                                Richard A. Kayne
                                          Capital Advisors, L.P.

           (b)    Addresses:              1800 Avenue of the Stars,                     1800 Avenue of the Stars,
                                          Second Floor                                  Second Floor
                                          Los Angeles, CA  90067                        Los Angeles, CA 90067

           (c)    Citizenship:            Kayne Anderson Capital Advisors, L.P. is a
                                          California limited partnership
                                          Richard A. Kayne is a U.S. Citizen

           (d)    Title of Class
                  of Services:            Common Stock

           (e)    Cusip Number:           570759100

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

           (e) Kayne Anderson Capital Advisors, L.P., is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.


Item 4.    Ownership

           (a) Amount Beneficially Owned:

               Kayne Anderson Capital Advisors, L.P. Managed Accounts                               838,900


           (b)  Percent of Class:                                                                    10.98%

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13G

                    Markwest Energy Partnerships LP (Issuer)

                           **************************

Item 5.         Ownership of Five Percent or Less of a Class
                If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
                Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.
                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                Not applicable.

Item 8.         Identification and Classification of Members of the Group
                Not applicable

Item. 9.        Notice of Dissolution of Group
                Not applicable

Item 10.        Certification
                By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13G

                       Markwest Energy Partners LP(Issuer)

                           **************************


                                    SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                     November 11, 2004
----------------------------------------------------------------
                           Date

                   /S/ RICHARD A. KAYNE
----------------------------------------------------------------
                     Richard A. Kayne

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:      Kayne Anderson Investment Management, Inc.


         By:    /S/ DAVID J. SHLADOVSKY
            --------------------------------------------------
                David J. Shladovsky, Secretary

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)
               ---------------------------------------------------

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

                     November 11, 2004
----------------------------------------------------------------
                           Date

                   /S/ RICHARD A. KAYNE
----------------------------------------------------------------
                     Richard A. Kayne

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:      Kayne Anderson Investment Management, Inc.


         By:    /S/ DAVID J. SHLADOVSKY
            --------------------------------------------------
                David J. Shladovsky, Secretary

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13G
                                  (cover page)
                      Markwest Energy Partners LP (Issuer)

                           **************************


Box 9. The reported shares are owned by investment accounts (investment limited partnerships, a registered investment company and institutional accounts) managed, with discretion to purchase or sell securities, by Kayne Anderson Capital Advisors, L.P., a registered investment adviser.

           Kayne Anderson Capital Advisors, L.P. is the general partner (or general partners of the general partner) of the limited partnerships and investment adviser to the other accounts. Richard A. Kayne is the controlling shareholder of the corporate owner of Kayne Anderson Investment Management, Inc., the general partner of Kayne Anderson Capital Advisors, L.P. Mr. Kayne is also a limited partner of each of the limited partnerships and a shareholder of the registered investment company. Kayne Anderson Capital Advisors, L.P. disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in the limited partnerships. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partnership interests in the limited partnerships, his indirect interest in the interest of Kayne Anderson Capital Advisors, L.P. in the limited partnerships, and his ownership of common stock of the registered investment company.

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                                   UNDERTAKING

The undersigned agree jointly to file the attached Statement of Beneficial Ownership on Schedule 13G with the U.S. Securities Exchange Commission and Plains Exploration & Production Company.

Dated:  November 11, 2004




                /S/ RICHARD A. KAYNE
----------------------------------------------------------------
                  Richard A. Kayne

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:      Kayne Anderson Investment Management, Inc.


         By:    /S/ DAVID J. SHLADOVSKY
            --------------------------------------------------
                David J. Shladovsky, Secretary